[LOGO] EROOMSYSTEM TECHNOLOGIES, INC.

                                           David A. Gestetner
                                           Chief Executive Officer and President
                                           Office: 732-730-2233
                                           E-mail: davidg@eroomsystem.com

December 19, 2005

VIA EDGAR

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 4561
Washington D.C.  20549-7010
Attention:  Adam Halper

RE:  EROOMSYSTEM TECHNOLOGIES, INC.;
     FILE NO. 0-31037

Dear Mr. Halper:

On behalf of eRoomSystem Technologies, Inc., a Nevada (the "Company"), we hereby advise you of the filing of Form 10-KSB/A for the fiscal year ended December 31, 2004, Form 10-QSB/A for the fiscal quarter ended March 31, 2005, and Form 10-QSB/A for the fiscal quarter ended June 30, 2005.

The above-mentioned filings have been made in response to the comments letter of the Securities and Exchange Commission, dated October 17, 2005, relating to the Company's registration statement filing on Form S-3, filed on September 21, 2005 (File No. 333-128481), which was subsequently withdrawn on Form RW on October 31, 2005.

Very truly yours,

/s/ David A. Gestetner

David A. Gestetner
Chief Executive Officer and President



1072 Madison Ave., Lakewood, NJ 08701       P. 732-730-2233      F. 732-810-0380